TR-1i: notification of major interests in shares

1. Identity of the issuer or the underlying issuer of existing
shares to which voting rights are attachedii:	Reed Elsevier plc
2. Reason for the notification (please tick the appropriate box or boxes)
An acquisition or disposal of voting rights
An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached
An event changing the breakdown of voting rights

Other (please specify): Disclosure of holdings following the acquisition, by Lloyds Banking Group plc, of HBOS plc.
This notification supersedes any notifications previously issued by Lloyds TSB Group plc and/or HBOS plc.

3. Full name of person(s) subject to the notification obligationiii:	Lloyds Banking Group plc

4. Full name of shareholder(s) (if different from 3.)iv:	See Section 9.

5. Date of the transaction (and date on which the threshold is crossed or reached if different)[v]:	16 January 2009

6. Date on which issuer notified:	19 January 2009

7. Threshold(s) that is/are crossed or reached:	Direct/Indirect 5%

8. Notified details:

A: Voting rights attached to shares
Class/type of
shares
if possible	Situation previous to the Triggering
using the ISIN CODE	transaction vi	p>	Resulting situation aft	er the triggering trans	actionvii

1.	Number of Shares	Number of Voting Rights viii	Number of shares

1.	1.	1.	Direct	Direct [x]	Indirect xi	Direct	Indirect

Ord 14.44p Shares GB00B2B0DG97	N/A	N/A	4,880,332	4,880,332	54,328,026	0.443%	4.927%

B: Financial Instruments
Resulting situation after the triggering transaction xii

Type of financial instrument	Expiration date xiii	Exercise/Conversion Period/Date xiv	Number of voting rights that may be acquired if the instrument is exercised/ converted.	% of voting rights

N/A

Total (A+B)
Number of voting rights	% of voting rights
59,208,358	5.369%

9. Chain of controlled und	ertakings through which the voting rights and/or

the financial instruments are e	ffectively held, if applicable xv:

35,271,835 Shares (3.199%)
are under the control of Scotti
owned subsidiary of Scottish Wi
Lloyds TSB Bank plc, a wholly o
(Indirect Interests).
21,760,257 shares (1.973%) are
Management (Global) Limited, a
Management Limited, a wholly ow
Group Limited, a wholly owned s
of Lloyds Banking Group plc (In
are held by State Street Nominees Ltd. Shares
sh Widows Investment Partnership Ltd, a wholly
dows Group Ltd, a wholly owned subsidiary of
wned subsidiary of Lloyds Banking Group plc

under the control of Insight Investment
wholly owned subsidiary of Insight Investment
ned subsidiary of HBOS Insurance & Investment
ubsidiary of HBOS plc, a wholly owned subsidiary
direct Interests).

Proxy Voting:

10. Name of the proxy holder:	N/A

11. Number of voting rights proxy holder will cease to hold:	N/A

12. Date on which proxy holder will cease to hold voting rights:	N/A

Notification using the total voting rights figure of
13. Additional information:	1,102,717,135

14. Contact name:	Kenny Melville

15. Contact telephone number:	01312438671

1. Identity of the issuer or the underlying issuer of existing shares
to which voting rights are attachedviii:	Reed Elsevier plc
2. Reason for the notification (please tick the appropriate box or boxes)
An acquisition or disposal of voting rights
An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached
An event changing the breakdown of voting rights

Other (please specify): Disclosure of holdings following the acquisition, by Lloyds Banking Group plc, of HBOS plc. This notification supersedes any notifications previously issued by Lloyds TSB Group plc and/or HBOS plc.

3. Full name of person(s) subject to the notification obligationix:	Lloyds Banking Group plc

4. Full name of shareholder(s) (if different from 3.)[x]:	See Section 9.

5. Date of the transaction (and date on which the threshold is crossed or reached if different)xi:	16 January 2009

6. Date on which issuer notified:	19 January 2009

7. Threshold(s) that is/are crossed or reached:	Direct/Indirect 5%

8. Notified details:

A: Voting rights attached to shares
Class/type of
shares
if possible	Situation previous to the Triggering
using the ISIN CODE	transaction		Resulting situation aft	er the triggering trans	action

	Number of Shares	Number of Voting Rights viii	Number of shares	Number of voting rights ix		% of voting rights

			Direct	Direct [x]	Indirect xi	Direct	Indirect

Ord 14.44p Shares GB00B2B0DG97	N/A	N/A	4,880,332	4,880,332	54,328,026	0.443%	4.927%

B: Financial Instruments
Resulting situation after the triggering transaction xii

Type of financial instrument	Expiration date xiii	Exercise/Conversion Period/Date xiv	Number of voting rights that may be acquired if the instrument is exercised/ converted.	% of voting rights

N/A

Total (A+B)
Number of voting rights	% of voting rights
59,208,358	5.369%

9. Chain of controlled und	ertakings through which the voting rights and/or

the financial instruments are e	ffectively held, if applicable xv:

35,271,835 Shares (3.199%)
are under the control of Scotti
owned subsidiary of Scottish Wi
Lloyds TSB Bank plc, a wholly o
(Indirect Interests).
21,760,257 shares (1.973%) are
Management (Global) Limited, a
Management Limited, a wholly ow
Group Limited, a wholly owned s
of Lloyds Banking Group plc (In
are held by State Street Nominees Ltd. Shares
sh Widows Investment Partnership Ltd, a wholly
dows Group Ltd, a wholly owned subsidiary of
wned subsidiary of Lloyds Banking Group plc

under the control of Insight Investment
wholly owned subsidiary of Insight Investment
ned subsidiary of HBOS Insurance & Investment
ubsidiary of HBOS plc, a wholly owned subsidiary
direct Interests).

Proxy Voting:

10. Name of the proxy holder:	N/A

11. Number of voting rights proxy holder will cease to hold:	N/A

12. Date on which proxy holder will cease to hold voting rights:	N/A

                                       Notification using the total voting rights figure of
   13. Additional information:                                   1,102,717,135
---------------------------     -------------------------------------------------------------------

   14. Contact name:                  Kenny Melville
-----------------               --------------

   15. Contact telephone number:                                                            0131 243 8671
-----------------------------

       B: Identity of the notifier, if applicable
----------------------------------------------

   Full name                                                       Margaret Woods,
                                                                Assistant Secretary, Reed Elsevier PLC
                                                             --------------------------------------

   Contact address                                                 1-3 Strand
                                                                London WC2N 5JR
                                                             ---------------

   Phone number & email                                            +44 (0) 207 930 7077
                                                                margaret.woods@reedelsevier.com
                                                             -------------------------------

Notes

i This form is to be sent to the issuer or underlying issuer and to be filed with the competent authority. ii Either the full name of the legal entity or another method for identifying the issuer or underlying issuer, provided it is reliable and accurate. iii This should be the full name of (a) the shareholder; (b) the person acquiring, disposing of or exercising voting rights in the cases provided for in DTR5.2.1 (b) to (h); (c) all the parties to the agreement referred to in DTR5.2.1 (a), or (d) the direct or indirect holder of financial instruments entitled to acquire shares already issued to which voting rights are attached, as appropriate. In relation to the transactions referred to in points DTR5.2.1 (b) to (h), the following list is provided as indication of the persons who should be mentioned: -in the circumstances foreseen in DTR5.2.1 (b), the person that acquires the voting rights and is entitled to exercise them under the agreement and the natural person or legal entity who is transferring temporarily for consideration the voting rights; -in the circumstances foreseen in DTR 5.2.1 (c), the person holding the collateral, provided the person or entity controls the voting rights and declares its intention of exercising them, and person lodging the collateral under these conditions; -in the circumstances foreseen in DTR5.2.1(d), the person who has a life interest in shares if that person is entitled to exercise the voting rights attached to the shares and the person who is disposing of the voting rights when the life interest is created; -in the circumstances foreseen in DTR5.2.1 (e), the parent undertaking and, provided it has a notification duty at an individual level under DTR 5.1, under DTR5.2.1 (a) to (d) or under a combination of any of those situations, the controlled undertaking; -in the circumstances foreseen in DTR5.2.1 (f), the deposit taker of the shares, if he can exercise the voting rights attached to the shares deposited with him at his discretion, and the depositor of the shares allowing the deposit taker to exercise the voting rights at his discretion; -in the circumstances foreseen in DTR5.2.1 (g), the person that controls the voting rights; -in the circumstances foreseen in DTR5.2.1 (h), the proxy holder, if he can exercise the voting rights at his discretion, and the shareholder who has given his proxy to the proxy holder allowing the latter to exercise the voting rights at his discretion. iv Applicable in the cases provided for in DTR 5.2.1 (b) to (h). This should be the full name of the shareholder or holder of financial instruments who is the counterparty to the natural person or legal entity referred to in DTR5.2. v The date of the transaction should normally be, in the case of an on exchange transaction, the date on which the matching of orders occurs; in the case of an off exchange transaction, date of the entering into an agreement. The date on which threshold is crossed should normally be the date on which the acquisition, disposal or possibility to exercise voting rights takes effect (see DTR 5.1.1R (3)). For passive crossings, the date when the corporate event took effect. These dates will usually be the same unless the transaction is subject to a condition beyond the control of the parties. vi Please refer to the situation disclosed in the previous notification, In case the situation previous to the triggering transaction was below 3%, please state ‘below 3%’. vii If the holding has fallen below the minimum threshold , the notifying party should not be obliged to disclose the extent of the holding, only that the new holding is less than 3%. For the case provided for in DTR5.2.1(a), there should be no disclosure of individual holdings per party to the agreement unless a party individually crosses or reaches an Article 9 threshold. This applies upon entering into, introducing changes to or terminating an agreement. viii Direct and indirect ix In case of combined holdings of shares with voting rights attached ‘direct holding’ and voting rights ‘indirect holdings’, please split the voting rights number and percentage into the direct and indirect columns-if there is no combined holdings, please leave the relevant box blank. X Voting rights attached to shares in respect of which the notifying party is a direct shareholder (DTR 5.1) xi Voting rights held by the notifying party as an indirect shareholder (DTR 5.2.1) xii If the holding has fallen below the minimum threshold, the notifying party should not be obliged to disclose the extent of the holding, only that the new holding is below 3%. xiii date of maturity / expiration of the finical instrument i.e. the date when the right to acquire shares ends. xiv If the financial instrument has such a period-please specify the period- for example once every three months starting from the [date] xvThe notification should include the name(s) of the controlled undertakings through which the voting rights are held. The notification should also include the amount of voting rights and the percentage held by each controlled undertaking, insofar as individually the controlled undertaking holds 3% or more, and insofar as the notification by the parent undertaking is intended to cover the notification obligations of the controlled undertaking. xviThis annex is only to be filed with the competent authority. xviiWhenever another person makes the notification on behalf of the shareholder or the natural person/legal entity referred to in DTR5.2 and DTR5.3.

vii Either the full name of the legal entity or another method for identifying the issuer or underlying issuer, provided it is reliable and accurate. viii This should be the full name of (a) the shareholder; (b) the person acquiring, disposing of or exercising voting rights in the cases provided for in DTR5.2.1 (b) to (h); (c) all the parties to the agreement referred to in DTR5.2.1 (a), or (d) the direct or indirect holder of financial instruments entitled to acquire shares already issued to which voting rights are attached, as appropriate. In relation to the transactions referred to in points DTR5.2.1 (b) to (h), the following list is provided as indication of the persons who should be mentioned: -in the circumstances foreseen in DTR5.2.1 (b), the person that acquires the voting rights and is entitled to exercise them under the agreement and the natural person or legal entity who is transferring temporarily for consideration the voting rights; -in the circumstances foreseen in DTR 5.2.1 (c), the person holding the collateral, provided the person or entity controls the voting rights and declares its intention of exercising them, and person lodging the collateral under these conditions; -in the circumstances foreseen in DTR5.2.1(d), the person who has a life interest in shares if that person is entitled to exercise the voting rights attached to the shares and the person who is disposing of the voting rights when the life interest is created; -in the circumstances foreseen in DTR5.2.1 (e), the parent undertaking and, provided it has a notification duty at an individual level under DTR 5.1, under DTR5.2.1 (a) to (d) or under a combination of any of those situations, the controlled undertaking; -in the circumstances foreseen in DTR5.2.1 (f), the deposit taker of the shares, if he can exercise the voting rights attached to the shares deposited with him at his discretion, and the depositor of the shares allowing the deposit taker to exercise the voting rights at his discretion; -in the circumstances foreseen in DTR5.2.1 (g), the person that controls the voting rights; -in the circumstances foreseen in DTR5.2.1 (h), the proxy holder, if he can exercise the voting rights at his discretion, and the shareholder who has given his proxy to the proxy holder allowing the latter to exercise the voting rights at his discretion. ix Applicable in the cases provided for in DTR 5.2.1 (b) to (h). This should be the full name of the shareholder or holder of financial instruments who is the counterparty to the natural person or legal entity referred to in DTR5.2. x The date of the transaction should normally be, in the case of an on exchange transaction, the date on which the matching of orders occurs; in the case of an off exchange transaction, date of the entering into an agreement. The date on which threshold is crossed should normally be the date on which the acquisition, disposal or possibility to exercise voting rights takes effect (see DTR 5.1.1R (3)). For passive crossings, the date when the corporate event took effect. hese dates will usually be the same unless the transaction is subject to a condition beyond the control of the parties. xi Please refer to the situation disclosed in the previous notification, In case the situation previous to the triggering transaction was below 3%, please state ‘below 3%’. vii If the holding has fallen below the minimum threshold , the notifying party should not be obliged to disclose the extent of the holding, only that the new holding is less than 3%. For the case provided for in DTR5.2.1(a), there should be no disclosure of individual holdings per party to the agreement unless a party individually crosses or reaches an Article 9 threshold. This applies upon entering into, introducing changes to or terminating an agreement. viii Direct and indirect ix In case of combined holdings of shares with voting rights attached ‘direct holding’ and voting rights ‘indirect holdings’, please split the voting rights number and percentage into the direct and indirect columns-if there is no combined holdings, please leave the relevant box blank. X Voting rights attached to shares in respect of which the notifying party is a direct shareholder (DTR 5.1) xi Voting rights held by the notifying party as an indirect shareholder (DTR 5.2.1) xii If the holding has fallen below the minimum threshold, the notifying party should not be obliged to disclose the extent of the holding, only that the new holding is below 3%. xiii date of maturity / expiration of the finical instrument i.e. the date when the right to acquire shares ends. xiv If the financial instrument has such a period-please specify the period- for example once every three months starting from the [date] xvThe notification should include the name(s) of the controlled undertakings through which the voting rights are held. The notification should also include the amount of voting rights and the percentage held by each controlled undertaking, insofar as individually the controlled undertaking holds 3% or more, and insofar as the notification by the parent undertaking is intended to cover the notification obligations of the controlled undertaking. xviThis annex is only to be filed with the competent authority. xviiWhenever another person makes the notification on behalf of the shareholder or the natural person/legal entity referred to in DTR5.2 and DTR5.3.